UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] For the transition period from to

Commission file number: 001-14460

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Agrium U.S. Retail 401(k) Savings Plan
4582 S. Ulster St., Suite 1700
Denver, CO 80237

23.☐	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Agrium Inc.
13131 Lake Fraser Dr. S.E.
Calgary, Alberta
Canada T2J 7E8
(403) 225-7000

This 11-K/A is being filed to amend a typographical error on Exhibit 24.1 of the original 11-K filing filed Friday, June 25, 2004. The date on Exhibit 24.1 has been revised from June 13, 2003 to read June 25, 2004.

AGRIUM U.S. RETAIL 401(k) SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

AGRIUM U.S. RETAIL 401(k) SAVINGS PLAN

Page
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Plan Benefits – December 31, 2003 and 2002	2

Statement of Changes in Net Assets Available for Plan Benefits – Year ended December 31, 2003	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2003	8
Consent of Gordon, Hughes & Banks LLP
Consent of KPMG LLP
Report of KPMG LLP

Report of Independent Registered Public Accounting Firm

The Pension Finance Committee
Agrium U.S. Retail 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Agrium U.S. Retail 401(k) Savings Plan (the Plan) as of December 31, 2003 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Agrium U.S. Retail 401(k) Savings Plan as of December 31, 2003 and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2003 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Gordon, Hughes & Banks, LLP

Greenwood Village, Colorado
June 7, 2004

AGRIUM U.S. RETAIL 401(k) SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

(US dollars)

	2003	2002
Assets
Investments, at fair value (note 5):
Collective trust	$22,105,938	$20,589,064
Mutual funds	56,742,083	40,113,217
Agrium Inc. common stock	7,802,610	5,771,202
Participant loans	2,555,334	2,286,681

Total investments	89,205,965	68,760,164
Receivables:
Employer contributions	2,690,705	2,290,072
Participant contributions	1,587	299,743
Loan repayments	6	11,009

Total receivables	2,692,298	2,600,824

Total assets	91,898,263	71,360,988
Liabilities
Excess contributions due to participants (note 1)	110,048	55,447

Net assets available for plan benefits	$91,788,215	$71,305,541

See accompanying notes to financial statements.

AGRIUM U.S. RETAIL 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2003

(US dollars)

2003
Additions
Additions to net assets attributed to:
Net realized and unrealized appreciation in fair value of investments	$11,366,076
Interest and dividends	2,104,243

13,470,319
Contributions:
Participants	5,850,240
Employer	5,843,871

11,694,111

Total additions	25,164,430

Deductions and Transfers
Deductions from net assets attributed to:
Distributions paid to participants	4,678,401
Other, net	11,047

Total deductions	4,689,448

Affiliated 401(k) transfers	7,692

Net increase	20,482,674
Net assets available for plan benefits:
Beginning of year	71,305,541

End of year	$91,788,215

See accompanying notes to financial statements.

AGRIUM U.S. RETAIL 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Plan Description

The following description of the Agrium U.S. Retail 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan sponsor, Western Farm Service, Inc. (the Company), is a subsidiary of Agrium U.S. Inc., a subsidiary of Agrium Inc. (Agrium).

The Plan is a defined contribution plan established for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(a)	Participant Eligibility and Contributions

Under the Plan, all full-time employees are eligible to immediately participate in the Plan. All employees not designated as full-time require 1,000 hours for participation. The Plan is administered by a committee of three or more persons appointed by the Company’s board of directors (the Plan Committee).

Participants can elect to contribute up to 16% of their annual compensation, subject to the limits established by Internal Revenue Service (IRS) guidelines ($12,000 in 2003). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. All eligible participants receive a basic Company contribution equal to 2% of their total compensation, as defined in the Plan, subject to IRS limits, without regard to any participant election to contribute to the Plan. In addition, the Company makes a matching contribution in an amount equal to 100% of the first 2% of the participants’ elective compensation contributions. The Plan also provides that the Company, at its discretion, may make additional contributions which, if made, are allocated among all active participants based upon each participant’s contributions for the year.

(b)	Vesting

Participant contributions to the Plan and earnings thereon are fully vested at all times. Company contributions to the Plan and earnings thereon vest to the participants based upon their years of service, as follows:

Vesting
Years of service	percentage
Less than 3	50%
3 or more	100%

Participants are 100% vested upon reaching age 65, death, or upon plan termination, regardless of the participant’s years of service. Terminated participants forfeit nonvested amounts. Forfeitures are accumulated during the Plan year and are used to reduce Company contributions, unless applied sooner to pay Plan administrative expenses. Forfeited amounts totaled $82,197 for the year ended December 31, 2003.

AGRIUM U.S. RETAIL 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings and losses, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit a participant is entitled to is the benefit that can be provided from the participant’s vested account.

(d)	Distributions

Distributions from the Plan may be made to a participant upon death, total disability, retirement, termination of employment, or financial hardship. Company contributions, if any, are subject to certain forfeiture provisions. The average deferral percentage of certain highly compensated employees exceeded that of non-highly compensated employees by more than the amount permitted by Section 401(k) of the Internal Revenue Code (IRC) for the Plan years ended December 31, 2003 and 2002. Plan assets in the amount of $110,048 and $55,447, respectively, were identified as excess salary deferrals for highly compensated employees and have been reflected as a liability payable to these participants at December 31, 2003 and 2002.

(e)	Administrative Expenses

For the Plan year ended December 31, 2003, certain Plan administrative expenses were paid directly from forfeited amounts. All other Plan expenses incurred in this period were paid from Plan assets.

(f)	Participant Loans

Participants are allowed to borrow up to 50% of their account balance, with a maximum loan amount of $50,000. Participant loans have terms ranging from one to five years. The loans are secured by the balance in the participant’s account and bear interest at prevailing market rates, as determined by the Plan administrator. Interest rates on participant loans range from 5% to 10.5%.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

(c)	Distributions

Distributions are recorded when paid.

AGRIUM U.S. RETAIL 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(d)	Valuation of Investments

Investments in mutual funds, collective trusts, and common stock are valued at fair value determined by the quoted market price. Participant loans are valued at principal balance which approximates fair value. Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(3)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 28, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC.

(4)	Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants would become fully vested in their accounts. The Plan provides that, upon termination of the Plan, net assets would be allocated among its participants and beneficiaries in accordance with the provisions of the Plan.

(5)	Investments

	December 31,
	2003	2002
Investment securities greater than 5% of net assets available for plan benefits:
SEI Stable Asset Fund	$22,105,938	$20,589,064
SEI Large Cap Growth Fund	17,294,141	12,233,372
SEI Diversified Moderate Growth Fund	12,615,334	10,576,879
SEI Core Fixed Income Fund	9,262,097	7,865,166
Agrium Inc. common stock	7,802,610	5,771,202
SEI S&P500 Index Fund	5,047,226	3,259,102

	74,127,346	60,294,785
Investment securities less than 5% of net assets available for plan benefits:
SEI Large Cap Value Fund	3,537,967	2,153,459
SEI Small Cap Value Fund	3,473,278	2,021,636
SEI Small Cap Growth Fund	2,862,122	842,390
SEI International Equity Fund	1,423,835	694,364
SEI Diversified Global Stock Fund	731,686	244,748
SEI Diversified Conservative Fund	494,397	222,101
Participant loans	2,555,334	2,286,681

	15,078,619	8,465,379

Total investments	$89,205,965	$68,760,164

AGRIUM U.S. RETAIL 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$8,714,481
Agrium Inc. common stock	2,651,595

$11,366,076

AGRIUM U.S. RETAIL 401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

(US dollars)

	Shares/	Current
Identity of issuer and description of investment	units	value
SEI Stable Asset Fund (1)	22,105,938	$22,105,938
SEI Large Cap Growth Fund (1)	999,084	17,294,141
SEI Diversified Moderate Growth Fund (1)	1,088,467	12,615,334
SEI Core Fixed Income Fund (1)	877,093	9,262,097
Agrium Inc. common stock (1)	569,201	7,802,610
SEI Index S&P500 Index Fund (1)	147,493	5,047,226
SEI Large Cap Value Fund (1)	186,405	3,537,967
SEI Small Cap Value Fund (1)	180,149	3,473,278
SEI Small Cap Growth Fund (1)	178,995	2,862,122
SEI International Equity Fund (1)	149,877	1,423,835
SEI Diversified Global Stock Fund (1)	71,734	731,686
SEI Diversified Conservative Fund (1)	48,328	494,397
Participant loans, interest rates from 5% to 10.5%, secured by participant’s vested account	2,555,334	2,555,334

Total assets held at end of year		$89,205,965

(1) Identified party-in-interest

Note: Information on cost of the investments is excluded as all investments are participant directed.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Finance Committee of the Agrium U.S. Retail 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 25, 2004	Agrium U.S. Retail 401(k) Savings Plan

(Name of Plan)

By:

/s/ Richard L. Gearheard

EXHIBIT INDEX

Exhibit 23.1     Consent of Gordon, Hughes & Banks, LLP

Exhibit 24.1     Consent of KPMG LLP

Exhibit 24.2     Report of KPMG LLP